cordero ENERGY INC

SUPPL

File No. 82-34983

Cordero Announces the Successful Completion of the Previously Announced Acquisition of Sebring Energy Inc.

CALGARY, ALBERTA--(Marketwire – July 20, 2007) - Cordero Energy Inc. (TSX:COR) ("Cordero" or "the Company") is pleased to announce, pursuant to the June 7th, 2007 announcement whereby Cordero had agreed to offer to acquire all of the outstanding shares of a private oil and gas company (Sebring Energy Inc.), that 98.8% of the outstanding shares have been tendered to the offer. Under the terms of the offer, Cordero will proceed with issuing approximately 2.95 million shares to Sebring shareholders. The Company will also acquire the remaining outstanding shares through the compulsory acquisition procedures of the Business Corporations Act (Alberta), following which, the two companies will amalgamate.

The acquisition has added significant growth potential and infrastructure for the Company while extending Cordero's opportunity base in the Malmo and Buffalo Lake areas of Alberta where the Company has been pursuing Horseshoe Canyon coalbed methane and other prospective natural gas targets.

Cordero is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta.

FOR FURTHER INFORMATION PLEASE CONTACT:

David Elgie
President and Chief Executive Officer

Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006

Website: www.corderoenergy.com

The Toronto Stock Exchange has neither approved or disapproved of the contents of this news release.